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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. (2))*

American Bank Note Holographics, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

024377103
(CUSIP Number)

FEBRUARY 13, 2008
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 7 pages

CUSIP No. 024377103

1	NAMES OF REPORTING PERSONS MMCAP INTERNATIONAL INC. SPC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
N/A			(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

 Page 2 of 7 pages

CUSIP No. 024377103

1	NAMES OF REPORTING PERSONS MM ASSET MANAGEMENT INC.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
N/A			(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

 Page 3 of 7 pages

Item 1.

(a)

Name of Issuer

American Bank Note Holographics, Inc.

(b)

Address of Issuer’s Principal Executive Offices

399 Executive Boulevard, Elmsford, NY 10523

Item 2.

(a)

Name of Person Filing

MMCAP International Inc. SPC (1)
P.O. Box 32021 SMB, Admiral Financial Centre
90 Fort Street, Grand Cayman, Cayman Islands BWI
Cayman Islands

MM Asset Management Inc.
120 Adelaide Street West
Suite 2601
Toronto, Ontario
Canada M5H 1T1

(b)

Address of Principal Business Office or, if none, Residence

See Item 2(a)

(c)

Citizenship

See Item 2(a)

(d)

Title of Class of Securities

Common Stock

(e)

CUSIP Number

024377103

Item 3.

If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

☐

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);

(b)

☐

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

☐

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

☐

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)

☐

An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)

☐

An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)

☐

A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)

☐

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

☐

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

☐

Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

(1) MMCAP International Inc. SPC is a fund that is managed by MM Asset Management Inc.

 Page 4 of 7 pages

Item 4.

Ownership.

1.

MMCAP International Inc. SPC

(a)

Amount beneficially owned:   0 .

(b)

Percent of class:   0%  .

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote   0  .

(ii)

Shared power to vote or to direct the vote   0  .

(iii)

Sole power to dispose or to direct the disposition of   0  .

(iv)

Shared power to dispose or to direct the disposition of   0  .

2.

MM Asset Management Inc.

(a)

Amount beneficially owned:   0  .

(b)

Percent of class:   0%  .

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote   0  .

(ii)

Shared power to vote or to direct the vote   0  .

(iii)

Sole power to dispose or to direct the disposition of   0  .

(iv)

Shared power to dispose or to direct the disposition of   0  .

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

 Page 5 of 7 pages

Item 8.

Identification and Classification of Members of the Group.

Not applicable

Item 9.

Notice of Dissolution of Group.

Not applicable

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2008
Date

MMCAP International Inc. SPC

By: /s/ Benjamin Pershick

Name/Title: Benjamin Pershick for Admiral Administration Ltd. Corporate Secretary

MM Asset Management Inc.

By: /s/ Matthew MacIsaac

Name/Title: Matthew MacIsaac Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

 Page 7 of 7 pages